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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Superior Consultant Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

868146101

(Cusip Number)

Susan M. Synor
Superior Consultant Holdings Corporation
17570 West 12 Mile Road
Southfield, MI 48076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages
CUSIP No. 868146101

1.	Name of Reporting Person: Richard D. Helppie, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐	See Item 2 Below

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF See Item 3 below

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,572,901

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,572,901

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,572,901

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.0%

14.	Type of Reporting Person (See Instructions): IN

2

Page 3 of 6 Pages
CUSIP No. 868146101

1.	Name of Reporting Person: George S. Huntzinger		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐	See Item 2 Below

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC, PF See Item 3 below

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 484,044

		8.	Shared Voting Power: 4,500

		9.	Sole Dispositive Power: 484,044

		10.	Shared Dispositive Power: 4,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 488,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): IN

3

Page 4 of 6 Pages
CUSIP No. 868146101

1.	Name of Reporting Person: Richard R. Sorensen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐	See Item 2 Below

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF See Item 3 below

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 89,344

		8.	Shared Voting Power: 5,000

		9.	Sole Dispositive Power: 89,344

		10.	Shared Dispositive Power: 5,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 94,344

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN

4

CUSIP No. 868146101	Page 5 of 6 Pages

     The undersigned hereby amend their Schedule 13D filed November 13, 2000, as amended by the Amendment No. 1 filed November 29, 2000, the Amendment No. 2 filed December 11, 2000, the Amendment No. 3 filed March 5, 2001, the Amendment No. 4 filed May 14, 2001, the Amendment No. 5 filed May 21, 2001, the Amendment No. 6 filed on November 21, 2001, the Amendment No. 7 filed November 4, 2002 and the Amendment No. 8 filed on December 30, 2002 (collectively, the “Schedule 13D”), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purposes of this Amendment No. 9 are: (a) to report that Aprahamian has discontinued his non-discretionary purchase plan described in the Schedule 13D and ceased to be a Reporting Person under this Schedule 13D, (b) to report an increase in the shares of Common Stock beneficially owned by the Reporting Persons and (c) to describe the transactions in Common Stock effected by the Reporting Persons since the filing of the Amendment No. 8.

Item 4 — Purpose of Transaction

Item 4 is amended as follows:

The broker-dealer has agreed to allocate any shares purchased pursuant to the Purchase Plans among the Reporting Persons’ individual accounts in the aggregate based upon the following approximate percentage allocation until any Reporting Person shall have purchased the aggregate maximum amount of shares of Common Stock designated in the Purchase Plan, as may be amended from time to time: Helppie (78.0%), Huntzinger (15.5%) and Sorensen (6.5%).

Item 5 — Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a)  As of March 28, 2003, there were 11,116,991 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the aggregate 4,155,789 shares of Common Stock which represents approximately 36.2% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Helppie beneficially owns 3,572,901 shares, which represents 32.0% of the outstanding shares of Common Stock; (ii) Huntzinger beneficially owns 488,544 shares, which represents 4.3% of the outstanding shares of Common Stock; and (iii) Sorensen beneficially owns 94,344 shares which represents 0.8% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Helppie — 58,839 shares; Huntzinger — 210,000 shares; and Sorensen — 78,800 shares.

CUSIP No. 868146101	Page 6 of 6 Pages

(c)  Since the filing of the Amendment No. 8, the following transactions by Reporting Persons occurred:

Reporting Person	Transaction Date	No. of Shares	Price per Share	Type of Transaction

Helppie	1/13/03	385	$3.17	Open Market
Huntzinger	1/13/03	80	$3.17	Open Market
Sorensen	1/13/03	30	$3.17	Open Market

     In addition, the reported beneficial ownership of Helppie, Huntzinger and Sorensen is increased by 4,988 shares, 1,005 shares and 401 shares, respectively. This increase in shares reflects purchases made prior to the filing of Amendment No. 8 by the broke-dealer pursuant to the Purchase Plans that were not disclosed to the Reporting Persons on a timely basis.

(e)  Effective as of March 25, 2003, Aprahamian has discontinued his non-discretionary purchase plan described in the Schedule 13D and ceased to be a Reporting Person under this Schedule 13D. Aprahamian does not have any agreement, arrangement or understanding to act together or with the Reporting Persons with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire. On the date on which Aprahamian ceased to be a Reporting Person, he beneficially owned 878,148 shares, which represent approximately 7.9% of the outstanding shares of Common Stock. The number of shares beneficially owned by Aprahamian includes 34,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof.

Item 7 — Materials to be Filed as Exhibits

Item 7 is amended as follows:

Exhibit N Amended and Restated Joint Filing Undertaking

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2003

/s/ Richard D. Helppie, Jr. Richard D. Helppie, Jr., CEO and Director	/s/ Richard R. Sorensen Richard R. Sorensen, CFO

/s/ George S. Huntzinger George S. Huntzinger, President and COO

Exhibit N — Amended and Restated Joint Filing Undertaking

The undersigned hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date: April 4, 2003

/s/ Richard D. Helppie, Jr. Richard D. Helppie, Jr.	/s/ Richard R. Sorensen Richard R. Sorensen

/s/ George S. Huntzinger George S. Huntzinger